Lafarge To Launch Cash Tender Offer
For The Outstanding 46.8% Minority Stake in Lafarge North America
Lafarge, owner of a 53.2% stake in Lafarge North America, today announced its intention to launch a cash tender offer for the remaining 46.8% minority stake it does not own.
Questions to Bruno Lafont, Chief Executive Officer.
Why this transaction ?
This transaction will strengthen the Group, as I am convinced that being more integrated and simpler will allow us to improve performance. We will be able to pursue new business and growth opportunities in North America even more effectively. It is a market with a large potential for the Group. By freeing us from the complexity of operating through a partially owned, publicly traded subsidiary, we will streamline decision-making and improve our efficiency. In addition, this transaction should be immediately accretive to our earnings per share which is in line with our shareholders’ interests.
Why now ?
The current situation lends itself particularly well to this transaction: interest rates are low, the euro/US dollar parity is favourable and the market in North America is robust. Today, we have the opportunity to carry out a very attractive transaction for both LNA and Lafarge shareholders, as well as for our customers and all our employees.
What will be the impact of this transaction for LNA and for the Group, if it succeeds ?
In 2006, Lafarge and all North American employees will celebrate fifty years of the Group’s presence in North America. This clearly shows the importance of this region in the history of the Group. Over the last few years, I have personally worked a great deal with the North American teams and I have seen the tremendous performance improvements they have achieved and how much they share the Group values. Their involvement in safety is exemplary. I am convinced that we can achieve great things together. By taking this decision, I wish to create a simpler framework which will allow all of us to be more efficient, to benefit more from our potential and to attain excellence in order to outperform our competitors.
Does this transaction question our future developments ?
We have recovered our financial flexibility and today we have the means to finance our development. However this development depends on our own ability to generate significant cash flow. This is what our shareholders legitimately expect from us. This is our common task and every one must work towards this.
Lafarge activities in North America
In 2004, North American activities accounted for 27% of the Group sales and 20% of its operating income. Lafarge North America has a workforce of approximately 15,000 across 1,000 or so sites. The three main business lines for LNA are: Cement and related products, Aggregates&Concrete, and Gypsum. Besides LNA manages Lafarge’s Blue Circle assets in the USA (BCNA). There is also a Roofing business, owned by Lafarge via Monier Lifetile, a 50/50 joint venture with Boral and managed by Lafarge.
To see the press release on Lafarge.com, click on the link
To know more about Lafarge North America, click on the link

Neither Lafarge nor any of its affiliates has commenced the tender offer to which this communication relates. Shareholders of Lafarge North America are advised to read the Tender Offer Statement on Schedule TO, the Offer to Purchase and any other documents relating to the tender offer that are filed with the SEC when they become available, because they will contain important information. Shareholders of Lafarge North America may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the Offer, at 1-888-750-5834.